

# Ed Hohmann · 3rd

CTO at Social Media Gateways

Las Vegas, Nevada, United States · 55 connections ·

**Contact info**

**Social Media Gateways, In**

## Experience

### CTO

Social Media Gateways, Inc.

Jan 2012 – Present · 9 yrs 3 mos

## Skills & endorsements

**SaaS** · 4

**George F. and 3 connections** have given endorsements for this skill

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**Entrepreneurship** · 3

**Donald Steiny and 2 connections** have given endorsements for this skill

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**Strategy** · 3

**Moses Kusasira and 2 connections** have given endorsements for this skill

**Show more** ⌄

# Accomplishments

**2** **Languages**
English  •  German

